UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Marketing Acquisition Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

57062G109
 (CUSIP Number)

225 Broadway, Suite 910, New York, NY 10007
With a copy to:

Barry I. Grossman, Esq.
Sarah Williams, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
Tel: 212 370 1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 57062G109

(1)	Name of Reporting Person USA Zhimingde International Group Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,687,502

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,687,502

	(10)	Shared Voting Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,502

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 91% *

(14)	Type of Reporting Person CO

* Percentage is calculated on the basis of 1,853,207 shares of Issuer Common Stock outstanding as of December 7, 2012.

CUSIP No. 57062G109
(1)	Name of Reporting Person Zhongquan Zou

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,687,502 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Voting Power 1,687,502 (1)

	(10)	Shared Voting Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,502 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 91% (2)

(14)	Type of Reporting Person IN

(1) Mr. Zhongquan Zou is the sole director of USA Zhimingde International Group Inc. and the record holder of 100% of its capital stock and may be deemed to be the beneficial owner of such shares in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Mr. Zou is the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary and Chairman of the Board of Directors of the Issuer.

(2) Percentage is calculated on the basis of 1,853,207 shares of Issuer Common Stock outstanding as of December 7, 2012.

Item 1.	Security and Issuer

(a) This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value 0.001 per share (“Common Stock’), of Marketing Acquisition Corporation (the “Issuer”).  The principal executive office of the Issuer is located at 225 Broadway, Suite 910, New York, NY, 10007.

Item 2.	Identity and Background

(b) This Schedule13D is filed on behalf of USA Zhimingde International Group Inc. and Zhongquan Zou (each individually as a “Reporting Person” and collectively as the “Reporting Persons”).

(c) The business address of USA Zhimingde International Group Inc. and Mr. Zhongquan Zou is 225 Broadway, Suite 910, New York, NY, 10007

(d) USA Zhimingde International Group Inc. is a holding company whose principal business is to providing consulting services for the marketing of products in the U.S.  Mr. Zhongquan Zou is the sole director of USA Zhimingde International Group Inc. and the record holder of 100% of its capital stock.   Mr. Zhongquan Zou is the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary and Chairman of the Board of Directors of the Issuer.

(e) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(f) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Zhongquan Zou is a citizen of the People’s Republic of China and USA Zhimingde International Group Inc. is a corporation incorporated under the laws of New Jersey.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the closing (the “Closing”) of the transactions contemplated by that certain Securities Purchase Agreement (“SPA”) dated December 7, 2012 (the “SPA” and such transaction, the “Purchase”) by and among Halter Financial Investments, L.P., The Halter Group, Inc., Glenn A. Little and USA Zhimingde International Group Inc., USA Zhimingde International Group Inc. purchased 1,687,502 shares (the “Shares”) of common stock, par value $0.001 per share of the Issuer for $275,000 using the personal funds of Zhongquan Zou].

Item 4.	Purpose of Transaction

The purpose of the Purchase was for the Reporting Persons to acquire 91% ownership of the Issuer. The Reporting Persons acquired the securities set forth in this Schedule 13D for investment purposes and to take control of the Issuer.  As a result, the Reporting Persons appointed Mr. Zou as the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary and Chairman of the Board of Directors of the Issuer.    The Reporting Persons may appoint additional directors and officers of the Issuer. In addition, the Reporting Persons may contribute certain assets to the Issuer in exchange for shares of the Issuer.

As of the date of this Schedule 13D, neither of the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure;

(g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)  Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d) None

(e) N/A

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as disclosed in the SPA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1-  Securities Purchase Agreement entered by and among Halter Financial Investments, L.P., The Halter Group, Inc., Glenn A. Little and USA Zhimingde International Group Inc., dated December 7, 2012.*

Exhibit 99.2  Joint Filing Agreement. **

*incorporated by reference to the Issuer’s Registration Statement on Form 8-K filed with the SEC on December 10, 2012

** filed herein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

USA Zhimingde International Group Inc.

December 17, 2012	By:	/s/ Zhongquan Zou
	Name:	Zhongquan Zou
	Title:	Sole Director

December 17, 2012	By:	/s/ Zhongquan Zou
	Name:	Zhongquan Zou